SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: April 8th, 2004

FOR IMMEDIATE RELEASE

MOMENTUM BUILDING FOR SILICOM’S GIGABIT
ETHERNET ADAPTERS: DESIGN WIN AND INITIAL ORDER
FROM PREMIER NETWORKING SOLUTION PROVIDER

        KFAR SAVA, Israel—April 8, 2004— Silicom Ltd. (NASDAQ:SILCF) today announced that it has received another design win and initial order for its high-performance multi-port Gigabit Ethernet Server/Storage adapters, the fourth design win accompanied with POs it has announced since November. The new customer, a premier online provider of enterprise-class networking solutions, is using Silicom’s dual and quad port Gigabit Ethernet cards to boost the performance of critical high-powered networking applications and multiple network segment environments within high performance servers.

        In November, Silicom received a significant first order from a top-tier Server Industry manufacturer, marking the successful conclusion of a nearly year-long technology evaluation and qualification process. In December, Silicom received an initial order from a prestigious nuclear research organization, and in late March Silicom announced a design win from Sandvine Inc., a provider of comprehensive Peer-To-Peer Policy Management and Internet Worm-Mitigation solutions. This design win was also followed by initial orders.

        As a result of these design wins and the accumulating flow of initial orders, sales of the Company’s new Server/Storage Connectivity products have begun replacing decreasing legacy product lines as its key sales driver. The Company expects this transition to continue.

        Shaike Orbach, Silicom’s President and CEO, said, “We are delighted that our multi-port Gigabit Ethernet adapters are proving to fill an important gap for many types of customers. Use of our products is an easy way for our new customers to deliver an immediate performance gain to their solutions, while reducing network congestion, simplifying network management, providing the highest server throughput available, and minimizing CPU utilization. The four significant design wins that we have achieved in the last few months each can lead to ongoing sales. We are encouraged by discussions underway with a number of potential customers, which are validating the uniqueness of our products and the wide range of high-powered applications for which they are suited.”

About Silicom

Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contacts:
Ilan Erez
Silicom
+972-9-764-4555
ilane@silicom.co.il